Filed pursuant to Rule 433

Free Writing Prospectus

November 24, 2025

Registration No. 333-285706

Alternatives Indexed

XRPZ

Franklin XRP ETF

- **Simplified access.** Convenient and cost-effective, lowering the barrier of entry into the crypto market.
- **Credible oversight.** Offered by Franklin Templeton, a trusted partner to clients for 75 years, custodied by Coinbase and registered under the Securities Act of 1933.
- **Emerging opportunity.** Exposure to an emerging asset class still early in its adoption cycle, with the potential for attractive returns for risk-tolerant investors willing to embrace volatility.

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Overview Pricing Documents

Before you invest
For more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Overview

See the risks and other important information.

Fund Facts

Fund description

XRPZ seeks to reflect generally the performance of the price of XRP before payment of the fund's expenses.

Benchmark

CME CF XRP-Dollar Reference Rate - New York Variant
CME CF XRP-Dollar Reference Rate - New York Variant

Fund Inception Date	Listing Exchange
11/24/2025	Nyse Arca

Additional Fund Info

Morningstar Category	N/A
XRP in Fund	N/A
XRP per Basket	N/A
Fiscal Year End	March 31
Custodian	Coinbase Custody Trust Company, LLC
Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	—

Trading Characteristics

(Updated Daily)

Shares Outstanding	N/A
Daily Volume	N/A
20-Day Average Volume	N/A

Expenses & Fees

Gross Sponsor Fee [1]	0.19%
Net Sponsor Fee [1,2]	0.19%

Identifiers

Ticker	XRPZ
IOPV / IIV Ticker [3]	XRPZ.IV
CUSIP Code	355233107
ISIN Code	US3552331072
Bloomberg Code	—

Manager and Commentary

About the Team

Franklin Templeton Digital Assets

Franklin Templeton Digital Assets has been at the forefront of the digital asset revolution since 2018. Our dedicated and independent team is deeply immersed in cutting-edge research and highly engaged in supporting blockchain networks and platform development. We focus on creating innovative, investable products to help client portfolios tap into the evolving digital asset ecosystem.

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☐	Prospectus- Franklin XRP ETF		

Risks

This is **not a direct investment in XRP**, but rather, an exchange-traded product that invests in XRP.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only XRP and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the XRP held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the value of XRP, which has been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of XRP, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of XRP. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider XRP market, the value of XRP and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of XRP or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of XRP, validation activity, digital wallets, the provision of services related to trading and custodying XRP, the operation of the XRP Ledger, or the digital asset markets generally.

The Index price used to calculate the value of the Fund's XRP has a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, the Index Administrator could experience system failures or errors. Errors in the Index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the XRP Ledger could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset (including any crypto asset) other than XRP and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell XRP at times when its price is high, or acquire XRP at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from XRP price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of XRP represented by each Share will decrease over the life of the Fund due to the sales of XRP necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of XRP sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the XRP Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares.

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of XRP may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

Important Information

Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliated companies. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov.

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Important data provider notices and terms available at www.franklintempletondatasources.com.

Performance data quoted represents past performance, which does not guarantee future results.

CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

The Shares are neither interests in nor obligations of the Sponsor, the Transfer Agent, the Custodians, the Marketing Agent or their respective affiliates.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus for this and other information. Read it carefully.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin XRP Trust (the "Trust"). The Trust is a Delaware statutory trust that was formed on February 28, 2025. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's XRP. Delaware Trust Company, a subsidiary of the Corporation Services Company, is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETF's net asset value. Brokerage commissions and ETP expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market.

Franklin Distributors, LLC serves as the distributor of Creation Units for the ETFs on an agency basis. Franklin Distributors, LLC does not maintain a secondary market in the funds' shares.

The **CME CF XRP-Dollar Reference Rate – New York Variant** (XRPUSD_NY) is a once a day benchmark index price for XRP that aggregates trade data from multiple XRP-USD markets operated by major cryptocurrency exchanges that conform to CF Benchmarks rigorous regulatory requirements.

Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Footnotes

1. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund monthly in arrears. The Fund's expenses will reduce the NAV of the Fund.

2. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver. **Net Sponsor Fee**: For a period commencing on the day the Shares are initially listed on the Exchange to May 31, 2026, the Sponsor will waive the entire Sponsor's Fee on the first $5.0 billion of the Fund's assets.

3. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.

4. The Morningstar Rating™ for funds, or "star rating", is calculated for managed products with at least a three-year history, and subject to change monthly. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. The top 10% of products in each product category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. The Overall Morningstar Rating is derived from a weighted average of the performance figures associated with its three-, five-, and 10-year (if applicable) Morningstar Rating metrics. The weights are: 100% three-year rating for 36-59 months of total return, 60% five-year rating/40% three-year rating for 60-119 months of total returns, and 50% 10-year rating/30% five-year rating/20% three-year rating for 120 or more months of total return. While the 10-year overall star rating formula seems to give the most weight to the 10-year period, the most recent three-year period actually has the greatest impact because it is included in all three rating periods. Ratings do not take into account the effects of sales charges and loads. Morningstar Rating is for the specified share class(es) only; other classes may have different performance characteristics.

FRANKLIN TEMPLETON